September 10, 2004


Mail Stop 0306

Robert W. Thomas
President and Chief Executive Officer
FoxHollow Technologies, Inc.
740 Bay Road
Redwood City, California 94063-2469

Re: FoxHollow Technologies, Inc.
 Registration Statement on Form S-1
 Filed August 13, 2004
 File No. 333-118191

Dear Mr. Thomas:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

    1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering within that range. Also note that we may have additional comments after you include this information.

Graphics

    2. Your legend in your graphics states "One company is dedicated to removing it..." Please revise since there are competitors also addressing this medical condition.

    3. You state that the SilverHawk consists of two components. Consider including in your graphics the handheld control unit not shown in the graphics, or tell us why you do not do so. We also note that on your website you describe four components to your product. Please reconcile.

Summary

    4. Please distinguish PAD from coronary artery disease, and explain that the FDA has not approved your products to treat coronary artery disease. Please define "peripheral vasculature."


    5. Please balance your disclosure of your net revenue with your losses over the last three years.

    6. Please describe the components of your system, and clarify which ones are disposable and which ones are reusable.

    7. Define medical terms used in the summary, some of which include angioplasty, stenting, lesions, endarterectomy, and calcified or bifurcated lesions. Please limit the use of abbreviations and acronyms used throughout the filing so that readers do not have to search for the definitions.


    8. Balance the "benefits" disclosure in the summary with any potential disadvantages or limitations. Expand to discuss how the "safety" statistics compare with dissections and perforations that result from angioplasty.


    9. Revise the "efficacy" disclosure to reflect the six-month follow-up data. We note the last paragraph on page 2. Disclose the number of patients involved in the two single-site studies.
Discuss
the limitations of six-month data and the fact that you do not have any current plans to conduct studies designed to measure restenosis rates after treatment with the SilverHawk.


    10. Please provide additional disclosure about the TALON registry sites, including descriptions and the selection process for sites. Explain the limitations of results reported in these studies, as noted at the bottom of page 43 and the affiliations between your company and the physicians participating in the TALON registry, as noted on page 44 Supplementally advise whether "TALON registry site" is a term with which medical professionals are familiar.


Risk Factors - Page 9

Our ability to market the SilverHawk in the United States - Page 8

    11. Please explain the "serious adverse events" that occurred in the clinical trial in coronary arteries. Explain why they occurred in the coronary artery clinical trial but not in the PAD trials. Disclose what steps you have taken to inform physicians about these events when you believe they may be using your product off-label in the United States and internationally for coronary arteries.


The use, misuse or off-label use of the SilverHawk - Page 11

    12. Expand the first paragraph to state why you do not train physicians in the use of your product.


    13. Clarify in the second paragraph whether the complications listed in the first sentence occurred in PAD treatments.


    14. Disclose what steps you take to make known the injuries that could result when using your product for coronary or carotid arteries to reduce your liability.


    15. Please specify some of the improvements that are not included in the European version of your product.


    16. Disclose whether the use of your product has resulted in complications as a result of excised arterial plaque entering the bloodstream and causing a stroke.


We may in the future be a party to patent litigation - Page 12

    17. The current caption describes the generic risks associated with patent litigation. Provide a separate risk factor that describes more specifically in the caption and the risk factor how the technology covered by Guidant patents relates to your product. Define
"catheter deployment" and "atherectomy." Disclose whether you are aware of any claims Guidant has made or intends to make regarding the
SilverHawk. Disclose whether Guidant currently markets products that compete with yours in reliance on the patents. Provide enough information so investors can evaluate the likelihood of and potential effects of this risk.


The SilverHawk has been and may be in the future - Page 14

    18. Please disclose whether you are aware of any adverse consequences that occurred prior to your voluntary recall. State whether you have identified where the improper sterilization occurred and if you continue your relationship with that facility.

Compliance with environmental laws - Page 16

    19. Please disclose more specifically the types of environmental discharge your business produces. Explain the type of environmental contamination at your Bay Road facility and whether the remediation has been completed. Explain why Rohm & Haas and Occidental
Chemical
Company were involved in the remediation.


Dilution - Page 22

    20. In the last full paragraph on page 22, also disclose how the percentages in the table would change assuming the exercise of all options and warrants.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Overview - Page 26

    21. We reference the discussion on pages 9 and 48 of the voluntary recall due to the possibility or improper sterilization at one of two approved sterilization facilities. Provide more details of this recall and the impact that it had or the impact that it is expected to have on operations.


    22. In addition, disclose details of the "serious adverse events" experienced in connection with the trial discussed on page 43 and the impact that these could have on future operations. We also note the six reports on major complications (including one death) during SilverHawk procedures discussed on page 52. MD&A should provide more details of these complications and the expected impact on operations.

Results of Operations

Six Months Ended June 30, 2003 and 2004
Net Revenue - Page 27

    23. We note the significant increase in net revenue and cost of revenue during the six months ended June 30, 2004 compared to the prior period. Please revise to quantify each significant factor that contributed to the increase, including details of the number or devices sold during each of the periods.


Liquidity and Capital Resources - Page 30

    24. Please revise your summary table of contractual obligations to include the payments due by period columns as specified in Item 303(a)(5)(i) of Regulation S-K, if the results would be significantly different than those presented.


Critical Accounting Policies and Estimates
General

    25. Provide more details on how the estimated costs of product warranties are determined, considering the Company`s limited operating history with these products.


Business - Page 35

    26. In the third paragraph on page 36, expand to disclose the percentage of those diagnosed with PAD who will eventually develop CLI. Also, the first paragraph on page 37 seems to conclude that patients with PAD will eventually develop CLI, but your supplemental information does not support that statement. Please revise or advise.


    27. On page 37 your disclosure states that 1.5 to 2 million people in the U.S. are affected, but your supplemental support provides those statistics for the U.S. and Europe. We note a similar inconsistency on page 39 regarding 150,000 amputations. Please revise.


    28. Expand the disclosure on page 43 to explain why you do not have any current plans to conduct studies designed to measure restenosis rates or patency rates after treatment with the SilverHawk. Explain how you expect physicians to switch to using this technique without evidence that these rates go down compared with results from alternative procedures.


Talon Registry - Page 44

    29. Please disclose what percentage of surgeries performed are included in the TALON Registry, and how those TALON sites are selected. Also disclose in more detail what it means when you describe TALON as a "prospective, noncontrolled, nonrandomized" registry.


    30. Please disclose how you can ensure the data collected by TALON presents a full picture of the average patient`s experience. Disclose what is included in an IRB approval of a TALON site.


    31. Expand to disclose the number of physicians who use your product and how many of those are affiliated through consulting agreements, equity ownership, or otherwise.

Single-Center Clinical Experience - Page 44

    32. Disclose how many patients were treated under the first abstract.


    33. Please disclose how much the physicians who conducted these abstracts were paid by you.

Board of Directors - Page 57

    34. Disclose the material terms of your consulting agreement with
Dr. Simpson and the services he provides.


2004 Preferred Stock Plan - Page 61

    35. State the number of persons who received awards under this plan. State the exercise prices for the stock purchase rights and stock options that were exercised and that are still outstanding under the plan. Disclose the conversion rate of the preferred stock into common stock.


Related Party Transactions - Page 67

    36. Please disclose in this section the material terms of your agreement with Mr. Simpson, including term, termination provisions and consulting services provided to you.

Principal Stockholders - Page 68

    37. For your five percent stockholder funds, expand to identify the individuals who have the right to vote and/or dispose of the shares.


Description of Capital Stock - Page 70

    38. Discuss the existence of preferred stock and why it will no longer be outstanding after the offering.


    39. Please describe what happens to the warrants after the offering. We note you have not filed these warrants as exhibits.


Underwriting - Page 76

    40. Please disclose the certain exceptions to the lockups you describe in the fourth paragraph on page 76. Please quantify
"substantially all" of the holders subject to the lockup.

    41. We note your disclosure regarding a prospectus being available in electronic form in the second full paragraph on page 77.
Identify any member of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members or the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

    Briefly describe any electronic distribution in the filing.

    Also, in your discussion of the procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular:

 		the communications used;

 		the availability of the preliminary prospectus;

 		the manner of conducting the distribution and sale, like the use of indications of interest or conditional offers; and

 		the funding of an account and payment of the purchase price.

Finally tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any arrangements like this, promptly supplement your response.


    42. Please confirm that you do not currently have any banking arrangements with any of your underwriters or their affiliates.


Financial Statements

    43. Consideration should be given to the updating requirements of
Rule 3-12 of Regulation S-X.



Statements of Cash Flows - Page F-6

    44. Revise to reconcile stock-based compensation expense for the years ended December 31, 2001 and 2002, to the statements of operations and stockholders` deficit.


Note 2. Summary of Significant Accounting Policies
Unaudited Pro Forma Balance Sheet - Page F-9

    45. Provide details of the adjustments to the pro forma balance sheet for the accrued liabilities for the assumed conversion of preferred stock and the acceleration of the deferred compensation expense related to the assumed vesting of the restricted preferred stock. The pro forma adjustments should be separately discussed and quantified.


Revenue Recognition - Page F-9

    46. The revenue recognition policy should address all significant products and services (e.g. hand held and disposable products) and indicate whether there are any multiple elements to the revenue arrangements. The Company`s return policies with customers should also be addressed. In addition, clarify whether the arrangements with distributors have price protection, discounts or other sales incentive and provide details of the accounting treatment.



    47. We note your disclosure that warranty allowance is estimated based upon an analysis of historical repairs and replacements, known improvements in design and changes in reliability. We further note that you have a limited history of operations, limited experience manufacturing and, from your disclosures on pages 9, 14 and 48, that you initiated a voluntary recall of two lots of the SilverHawk. Supplementally tell us why you believe that you have sufficient historical experience to allow you the ability to reasonably estimate your warranty liability.



Note 5. Income Taxes - Page F-15

    48. Provide more details of the expiration dates (or periods) of the operating loss and credit carryforwards rather than the date that they begin to expire. Refer to paragraph 48 of SFAS 109.


Note 7. Royalty Obligations - Page F-16

    49. Please revise to quantify the royalties (i.e. percentage of sales) required under the master license agreement discussed on page
49. We note that the minimum royalties are currently disclosed.

Note 8. Beneficial Conversion Feature - Page F-20

    50. Please provide supplemental details of the calculation of the beneficial conversion feature and the deemed dividend amounts recorded during the six months ended June 30, 2004.


Note 10. Stock Option Plans - Page F-20

    51. We note the grant of an option to purchase 200,000 shares of common stock outside of the 1997 Stock Plan. Please expand your disclosure to include the nature of such option, to whom the option was granted and how the option was accounted for, including the assumptions used in determining fair value.

    In response to the Staff`s comment, the disclosure has been expanded to cover the nature of the option, to whom the option was granted, and refers the investor to the assumptions used in calculating fair value as defined in Note 10.

Deferred Stock-Based Compensation - Page F-22

    52. Provide a supplemental analysis of the deferred compensation recorded in 2003 and 2004 that agrees with the amounts in the table on page F-23.

    53. We note your board`s approved resolution allowing for early exercise of all previous and future option grants under your 1997 Stock Plan. Please revise your summary table representing options outstanding and exercisable at June 30, 2004, to identify separately those options outstanding and exercisable from those that have vested and are no longer subject to repurchase. In addition, provide details or the accounting treatment for these options for which the terms were changed to allow for the early exercise.

    54. Provide a supplemental reconciliation of the options
granted
in the table on page F-23 with the amounts in the table on page F-
21
for 2004 and 2003. Provide more details of how the fair value of the stock options was determined and what consideration was given to the preferred stock issuances and preliminary pricing discussions held with underwriters during this period. We are deferring any final evaluation of your stock-based compensation recognized until the estimated offering price is specified, and we may have further comments in this regard when you file the amendment containing that information. With respect to any significant increases in the offering price range from that used to value your 2004 options, we would expect a detailed analysis explaining the underlying reasons for significant variations.


Note 14. Subsequent Events
2004 Equity Incentive Plan - Page F-24

    55. Revise disclosure to indicate the initial shares available for issuance. In addition, clarify whether there have been any issuances under these plans.


    56. We reference the discussion of reverse stock split on page
F-
25. Revise the filing to indicate that all amounts have been retroactively restated to reflect the reverse stock split. Refer to
SAB Topic 4.C.


Exhibits

    57. Please file all your exhibits so we can complete our review.
We note you have not filed the warrants.

    .

    58. Please include an updated and signed consent from your independent auditors with any amendment filed.


Closing Comments
As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
 Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
 In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
 We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
You may contact Cindy Dalton at (202) 824-5308 or in her absence, Brian Cascio at (202) 942-1791, if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 824-5348 or me at (202) 942-1880 with any other questions.

Sincerely,



Peggy Fisher
Assistant Director



cc (via fax):   David J. Saul
  Philip H. Oettinger
FoxHollow Technologies, Inc.
Robert W. Thomas
Page 1